Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 12 DATED AUGUST 5, 2025

TO THE PROSPECTUS, DATED FEBRUARY 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc., dated February 14, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to disclose an additional investment in us by StratCap Investment Management, LLC (our “sponsor”);

•	to update disclosure in connection with our sponsor’s investment;

•	to update disclosure of our stock ownership by certain beneficial owners and management;

•	to update the question and answer in the Prospectus regarding how distributions may be taxed;

•	to disclose updates to our risk factors; and

•	to update disclosure regarding material U.S. federal income tax considerations.

Status of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025. As of the date of this Supplement, we had accepted investors’ subscriptions for and issued approximately 1,403,359 shares of Class I common stock and 29,826 shares of Class T common stock, resulting in receipt of gross proceeds of approximately $14,337,238 and $315,000 respectively.

Investment by Our Sponsor

The following information supplements, and should be read in conjunction with, information in the Prospectus regarding our sponsor:

On August 3, 2025, our board of directors approved an additional investment in the Company by our sponsor through the purchase of 492,229.3444 Class I shares at $10.1873 per share, resulting in the receipt of gross proceeds by the Company of approximately $5,014,488 on August 4, 2025 (the “Additional Investment”).

In connection with, and effective immediately prior to, the Additional Investment, our board of directors, under the terms of our charter, approved an Excepted Holder Limit of 50% for our sponsor (the “Excepted Holder Limit”). The Excepted Holder Limit provides that our sponsor is exempted from (i) our charter’s common stock ownership limit of not more than 9.9% in value of the aggregate of the outstanding shares of our common stock and (ii) our charter’s aggregate stock ownership limit of not more than 9.9% in value of the aggregate of the outstanding shares of all of our stock, and is instead subject to the percentage limit established by our board of directors.

Disclosure Related to the Investment by Our Sponsor

The risk factor entitled “Our stockholders may be more likely to sustain a loss on their investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies” on page 29 of the Prospectus is deleted in its entirety.

Stock Ownership of Certain Beneficial Owners and Management

The following supersedes and replaces the section of the Prospectus entitled “STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” beginning on page 180:

The following table sets forth, as of August 4, 2025, information regarding the number and percentage of shares of our common stock owned by each director, our executive officers, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes securities that a person has the right to acquire within 60 days. The address for each of the persons named below is in care of our principal executive offices at 30 Rockefeller Plaza, Suite 2050, New York, NY 10112.

Name of Beneficial Owner	Number of Class I Shares Beneficially Owned		Number of Class IX Shares Beneficially Owned		Percent of Shares Beneficially Owned
StratCap Investment Management, LLC(1)	1,370,884		24,237		11.03%
Directors
James Condon		(2)		(2)	*
Daniel Green	-		6,645		*
Jeff Hersh	-		4,430		*
Kate Mitchell	-		4,430		*
Kimberly Arth	-		2,647		*
Isiah Thomas	-		1,534		*
Simon Mitchell		(3)		(3)	*
Andrew Selim		(4)		(4)	*
Adam Baxter		(5)		(5)	*
Executive Officers
Michael Weidner	-		-		-
All officers and directors as a group (10 persons)					*

* Represents less than 1%.

(1) StratCap Investment Management, LLC is wholly-owned by StratCap, LLC, which is wholly-owned by HMC USA Holdings LLC, which is wholly-owned by HMC Capital. As a result, the shares disclosed as beneficially owned by StratCap Investment Management, LLC are also included in the aggregate number of shares beneficially owned by Messrs. Mitchell, Selim and Baxter. The address of each of StratCap Investment Management, LLC and StratCap, LLC is 30 Rockefeller Plaza, Suite 2050, New York, NY 10112 and the address of HMC Capital is Level 7, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia.

(2) Mr. Condon is an officer of HMC USA Holdings LLC, which is wholly-owned by HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Condon disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3) Mr. Mitchell is a Managing Director of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Mitchell disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Mr. Selim is an officer of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares, and may be deemed to be an indirect beneficial owner of shares held by StratCap Investment Management, LLC. Mr. Selim disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5) Mr. Baxter is a Managing Director of HMC Capital, the indirect parent of StratCap Investment Management, LLC, which directly owns Class I shares and Class IX shares. Mr. Baxter disclaims beneficial ownership of the shares held by StratCap Investment Management, LLC, except to the extent of his pecuniary interest.

Taxability of Distributions

The following question and answer supersedes and replaces the question and answer entitled “Q: Will the distributions I receive be taxable?” on page 18 of the Prospectus:

Q: Will the distributions I receive be taxable?

A: Generally, distributions that you receive, including cash distributions that are reinvested pursuant to the distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received from REITs are generally not eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends” from C corporations (i.e., corporations generally subject to U.S. federal corporate income tax).

However, individual taxpayers may be entitled to claim a deduction in determining their taxable income of 20% of ordinary REIT dividends (dividends other than capital gain dividends and dividends attributable to certain qualified dividend income received by us).

We may designate a portion of your distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment to the extent of your basis and, thereafter, will be treated as gain recognized on the sale of your shares. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that you receive. See “Material U.S. Federal Income Tax Considerations.”

Updates to Our Risk Factors

The following supersedes and replaces the risk factor entitled “Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.” on page 75 of the Prospectus:

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Currently, the maximum tax rate applicable to qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is 20%. Ordinary dividends payable by REITs, however, generally are not eligible for the reduced rates for qualified dividends and are taxed at ordinary income rates. However, U.S. stockholders that are individuals, trusts and estates generally may deduct 20% of ordinary dividends from a REIT. You are urged to consult with your tax advisor regarding the effect of this on your effective tax rate with respect to REIT dividends.

The following supersedes and replaces the risk factor entitled “Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.” beginning on page 75 of the Prospectus:

Complying with REIT requirements may force us to forgo or liquidate otherwise attractive investment opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and interests in taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer (other than certain excluded securities, including securities that qualify for the “straight debt” safe harbor). Debt will generally meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a certain sum of money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion, or similar factors. In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than interests in taxable REIT subsidiaries and qualified real estate assets), and no more than 20% (25% for taxable years beginning after December 31, 2025) of the value of our assets can be represented by securities of one or more taxable REIT subsidiaries (other than qualified real estate assets). If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate assets from our portfolio or not make otherwise attractive investments in order to qualify and maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Material U.S. Federal Income Tax Considerations

The following supersedes and replaces the subsection of the Prospectus entitled “Material U.S. Federal Income Tax Considerations – Asset Tests” beginning on page 221:

At the close of each calendar quarter, we must also satisfy tests relating to the nature of our assets. First, at least 75% of the value of our total assets must consist of:

• cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

• government securities;

• interests in real property, including leaseholds and options to acquire real property and leaseholds as well as certain ancillary personal property leased in connection with real property;

• interests in mortgage loans secured by real property and by certain ancillary personal property;

• stock in other REITs;

• debt instruments issued by publicly offered REITs; and

• investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class or in securities of one or more TRSs, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

Third, of our investments not included in the 75% asset test or in securities of one or more TRSs, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities. Certain types of securities are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, securities satisfying the “straight debt” safe harbor, securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership in which we own an interest will be based on our proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

Fourth, other than investments included in the 75% asset test, no more than 20% (25% for taxable years beginning after December 31, 2025) of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, not more than 25% of the value of our total assets may consist of non-qualified publicly offered REIT debt instruments.

We believe that our asset holdings will be structured in a manner that will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. In this regard, to determine compliance with these requirements, we will need to estimate the value of our assets. We may not obtain independent appraisals to support our conclusions concerning the values of our assets, or in many cases, the values may not be susceptible to a precise determination and are subject to change in the future. In some cases, we may rely on our own valuation that differs from the value determined by an appraiser. There can be no assurance that the IRS will not disagree with the determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

The following supersedes and replaces the subsection of the Prospectus entitled “Material U.S. Federal Income Tax Considerations – Failure to Qualify” beginning on page 225:

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, other than the gross income tests and the asset tests, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT. This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent our current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of U.S. stockholders (as defined above) who are individuals at a maximum capital gains rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. In addition, non-corporate stockholders, including individuals, would not be entitled to the 20% deduction with respect to ordinary dividends paid by a REIT. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which our REIT qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

The following supersedes and replaces the subsection of the Prospectus entitled “Material U.S. Federal Income Tax Considerations – Taxation of Taxable U.S. Stockholders – Distributions” beginning on page 226:

Distributions

For any taxable year for which we qualify for taxation as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction applicable to corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations. However, non-corporate U.S. holders, including individuals, generally may deduct 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held our stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder’s shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. stockholder’s shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “Taxation of our Company” and “Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us.

A U.S. stockholder may be subject to back up withholding if certain tax requirements are not complied with. See “Backup Withholding and Information Reporting.”